UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EIGER BIOPHARMACEUTICALS, INC.

Full Name of Registrant

Former Name if Applicable

2155 Park Blvd.

Address of Principal Executive Office (Street and Number)

Palo Alto, California 94306

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Eiger BioPharmaceuticals, Inc. (the “Company”) is unable to file its Annual Report on Form 10- K for the fiscal year ended December 31, 2023 (the “Annual Report”) within the prescribed time period without unreasonable effort and expense. As previously disclosed, on April 1, 2024, the Company and its direct subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions for relief (the “Bankruptcy Petitions”) under chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Northern District of Texas (the “Bankruptcy Court”). The Debtors will continue to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Chapter 11 Cases are currently jointly administered under the caption In re Eiger BioPharmaceuticals, Inc., et al., Case No. 24-80040.

In the period leading up to the filing of the Bankruptcy Petitions, the Company was principally engaged in addressing bankruptcy-related matters. The Company’s financial, accounting and administrative personnel devoted substantially all of their time to the maintenance of the Company’s ongoing operations. Due to the considerable time and resources the Company’s management is devoting to the Bankruptcy Petitions, and the need to prepare and review the disclosures required in the Annual Report as a result of the Bankruptcy Petitions, the Company is unable to prepare and timely file the Annual Report within the prescribed time period without unreasonable effort or expense.

The Company has been working diligently to finalize the Annual Report and currently anticipates filing the Annual Report as promptly as practicable and within the extension period provided by Rule 12b-25 under the Securities and Exchange Act of 1934, as amended; however, there can be no assurance as to when the Company will be able to do so.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	James Vollins	(650)	272-6138
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above in Part III - Narrative of this Form 12b-25, the Company is unable to prepare and timely file the Annual Report within the prescribed time period without unreasonable effort or expense. The Company’s results of operations for the three and twelve month periods ended December 31, 2023 are anticipated to differ significantly from its results of operations for the three and twelve month periods ended December 31, 2022 due to the significant adverse developments that occurred with respect to the Company’s business and liquidity, including events preceding the commencement of the Bankruptcy Petitions. In addition, there is substantial doubt about the Company’s ability to continue as a going concern.

The Company’s securityholders are cautioned that trading in the Company’s securities during the pendency of the Bankruptcy Petitions is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by the Company’s securityholders in the Bankruptcy Petitions. Accordingly, the Company urges extreme caution with respect to existing and future investments in its securities. In particular, the Company expects that its securityholders could experience a significant or complete loss on their investment, depending on the outcome of the Bankruptcy Petitions.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes statements that are, or may be deemed, “forward-looking statements.” In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately” or, in each case, their negative or other variations thereon or comparable terminology, although not all forward-looking statements contain these words. These forward-looking statements reflect the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity and the development of the industry in which we operate may differ materially from the forward-looking statements contained herein. Any forward-looking statements that we make in this Form 12b-25 speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this Form 12b-25 or to reflect the occurrence of unanticipated events. The Company’s forward-looking statements in this Form 12b-25 include, but are not limited to, statements about the Company’s plans to sell its assets pursuant to chapter 11 of the Bankruptcy Code; the Company’s intention to continue operations during the Bankruptcy Petitions; the Company’s belief that the 363 sale process will be in the best interest of the Company and its stakeholders; and other statements regarding the Company’s strategy and future operations, performance and prospects among others. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting the Company will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risks associated with the potential adverse impact of the Bankruptcy Petitions on the Company’s liquidity and results of operations; changes in the Company’s ability to meet its financial obligations during the Bankruptcy Petitions and to maintain contracts that are critical to its operations; the outcome and timing of the Bankruptcy Petitions and any potential sale of the Company or its assets; the effect of the filing of the Bankruptcy Petitions and any potential sale of the Company or its assets on the Company’s relationships with vendors, regulatory authorities, employees and other third parties; possible proceedings that may be brought by third parties in connection with the Bankruptcy Petitions or the potential sale of the Company or its assets; uncertainty regarding obtaining the Bankruptcy Court’s approval of the potential sale of the Company or its assets or other conditions to the potential sale of the Company or its assets; and the timing or amount of any distributions, if any, to the Company’s stakeholders.

Eiger BioPharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2024	By:	/s/ James Vollins
James Vollins
General Counsel, Chief Compliance Officer & Corporate Secretary